Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the WPX Energy, Inc. 2011 Employee Stock Purchase Plan, effective as of December 2, 2011, amended as of February 19, 2018, of our report dated February 22, 2018, except for the effects of discontinued operations as discussed in Note 3 and Note 17, as to which the date is May 7, 2018, with respect to the consolidated financial statements and schedule of WPX Energy, Inc. and our report dated February 22, 2018, with respect to the effectiveness of internal control over financial reporting of WPX Energy, Inc., included in its Current Report (Form 8-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

May 23, 2018